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                      STEINROE VARIABLE INVESTMENT TRUST
                             One Financial Center
                          Boston, Massachusetts 02111

                               February 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rebecca Marquigny, Esq.

Re: Registration Statement on Form N-14 for SteinRoe Variable Investment Trust
    (the "Trust")
    (File Number: 333-131790)

Dear Ms. Marquigny:

   On behalf of the Trust, I respectfully request that the above-referenced Registration Statement be declared effective at 11:00 a.m. Eastern time on Monday, February 13, 2006 or as soon as possible thereafter.

                                           Very truly yours,

                                           STEINROE VARIABLE INVESTMENT TRUST

                                           /s/ Michael G. Clarke
                                           -------------------------------------
                                           Name:  Michael G. Clarke
                                           Title: Assistant Treasurer

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                    COLUMBIA MANAGEMENT DISTRIBUTORS, INC.
                             One Financial Center
                          Boston, Massachusetts 02111

                               February 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rebecca Marquigny, Esq.

Re: Registration Statement on Form N-14 for SteinRoe Variable Investment Trust
    (the "Trust")
    (File Number: 333-131790)

Dear Ms. Marquigny:

   On behalf of the Trust's principal underwriter, Columbia Management Distributors, Inc., I respectfully request that the above-referenced Registration Statement be declared effective at 11:00 a.m. Eastern time on Monday, February 13, 2006, or as soon as possible thereafter.

                                           Very truly yours,

                                           COLUMBIA MANAGEMENT DISTRIBUTORS,INC.

                                           /s/ Michael E. DeFao
                                           -------------------------------------
                                           Name:  Michael E. DeFao
                                           Title: Chief Legal Officer

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[GRAPHIC APPEARS HERE]

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE  BOSTON, MA 02110-2624  617-951-7000  F 617-951-7050
BOSTON  NEW YORK  PALO ALTO  SAN FRANCISCO  WASHINGTON, DC  www.ropesgray.com

February 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SteinRoeVariable Investment Trust - Registration Statement on Form N-14

Ladies and Gentlemen:

   Enclosed as discussed, for filing on behalf of SteinRoe Variable Investment Trust (the "Acquiring Trust") is a registration statement on Form N-14 (the "Registration Statement"). The Registration Statement relates to the proposed acquisition of Nations Asset Allocation Portfolio (the "Acquired Fund"), a series of Nations Separate Account Trust, by Liberty Asset Allocation Fund, Variable Series (the "Acquiring Fund"), a series of the Acquiring Trust.

   The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant.

   The Registrant acknowledges that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

   The Registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

   Please direct any comments or questions on the enclosed materials to the undersigned at (617) 951-7235 or James E. Thomas of this office at
(617) 951-7367.

                                                         Sincerely,

                                                         /s/ Kathleen M. Nichols
                                                         -----------------------
                                                         Kathleen M. Nichols

Enclosure

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[GRAPHIC APPEARS HERE]

Securities and Exchange Commission         - 2 -

cc: James E. Thomas